UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2025

Stanton Ross
Chief Executive Officer
DIGITAL ALLY, INC.
6366 College Blvd.
Overland Park, KS 66211

Re: DIGITAL ALLY, INC.
Draft Registration Statement on Form S-1
Submitted September 26, 2025
CIK No. 0001342958

Dear Stanton Ross:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 26, 2025

Plan of Distribution, page 18

1. We note your disclosure that the Selling Stockholders "may be deemed to be "underwriters" within the meaning of the Securities Act..." Please clarify that the Selling Stockholder is an underwriter. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.13.

General

2. If true, please revise the cover page to clearly state the Common Stock Purchase Agreement, dated September 15, 2025, provides for a committed equity financing facility. Additionally, revise the cover page to clearly state whether the resale shares are issued or are issuable pursuant to the Common Stock Purchase Agreement.

Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing